Jingwei International Limited
Room 1605 Tianan Hi-Tech Plaza
Tower A, Tianan Cyber Park
Futian District, Shenzhen PRC 518040

October 4, 2007

Ms. Elaine Wolff, Legal Branch Chief Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 4561

Re:	Jingwei International Limited Form SB-2 Registration Statement File No. 333-145496
Dear Ms. Wolff:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form SB-2 (No. 333-145496) (together, the “Registration Statement”) of Jingwei International Limited, a Nevada corporation (the “Company” or “Jingwei”). Amendment No. 1 responds to the comments set forth in the Staff’s letter dated September 12, 2007 (the “Staff’s Letter”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

General Comments
1.
The statement referred to in comment 1 is contained in the financial statements of a predecessor entity (Jingwei International Investments Limited) to the Registrant, not the Company as it is currently constituted. For the Staff’s information, however, the Company has determined that “investment securities” (within the meaning of Section 3(a)(2) of the Investment Company Act of 1940, as amended (the “’40 Act”)), do not comprise more than 40% of its assets, since of the approximately $13.3 million appearing as “Cash and equivalents” on it balance sheet as of June 30, 2007, virtually all of this amount represents demand deposits, certificates of deposit with financial institutions and money market funds. The Company therefore does not believe that it is an “investment company” within the meaning of Section 3(a)(1) of the ’40 Act.

2.
Changes in response to the Staff’s comment have been made on page 46 of Amendment No. 1. We hereby supplementally advise the Staff that based on a trade and quote summary report provided to us by the OTC BB, the volume of trades through August 31, 2007 was 549,800. In addition, based on a review of the information available on the OTC BB website, an average of approximately 7-8 trades per day are executed.

3.	Changes in response to the Staff’s comment have been made on page 44 of Amendment No. 1.

4.
The Company notes that Item 304 of Regulation S-B does not require disclosure of any such matters to the extent “previously reported” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “’34 Act”)).

5.	The disclosure on pages 1 -11 of Amendment No. 1 has been revised in accordance with the Staff’s comment.

6.	The disclosure relating to “the Company,” “we,” “us,” and “our” throughout Amendment No. 1 has been revised in accordance with the Staff’s comment.

Cover Page

7.	Changes in response to the Staff’s comment have been made on the cover page of the prospectus contained in Amendment No. 1.

Part I: Information Required in Prospectus Summary, page 1 Our Company, page 1

8.	Changes in response to the Staff’s comment have been made on page 1 of Amendment No. 1.

9.	Changes in response to the Staff’s comment have been made on page 1 of Amendment No. 1.

10.	Changes in response to the Staff’s comment have been made on page 1 of Amendment No. 1.

11.	Changes in response to the Staff’s comment have been made on pages 1 and 22 of Amendment No. 1.

12.
The Company hereby supplementally informs the Staff that the natural persons controlling the entities mentioned are as follows: Centurion Investments Limited is 100% owned by Mr. Francis Lee, Sidford International Ltd. is 100% owned by YC Lee Management Limited, which is beneficially owned 100% by Kuai Yinglian and Charmfield Limited is 100% owned by Warslow Group Ltd., the sole shareholder of which is Xu Bing. Jingwei BVI is currently 100% owned by the Registrant and Shenzhen Jingwei Communication Co., Ltd. is 100% owned by George (Jianguo) Du (90%), Ailing Yin (8%) and Guiling Yin (2%).

13.	The disclosure relating to the nature of the services performed by the Company throughout Amendment No. 1 has been revised in accordance with the Staff’s comment.

14.	Changes in response to the Staff’s comment have been made on page 1 of Amendment No. 1.

15.	Changes in response to the Staff’s comment have been made on page 1 of Amendment No. 1.

16.	Changes in response to the Staff’s comment have been made on page 1 of Amendment No. 1.

Risk Factors, page 3

17.	The disclosure on pages 3--11 of Amendment No. 1 has been revised in accordance with the Staff’s comment.

Our business depends to a large extent on moblie telecommunications service providers in China…”, page 3

18.
The Company hereby supplementally informs the Staff that each of China Mobile and China Unicom retain the ability to renegotiate the terms of the agreement with the Company, either pursuant to the ability to terminate the existing agreement in favor of a new agreement or by means of the amendment provisions of such agreements. Such opportunities for expansion of services provided to such customers are not specifically contemplated by the terms of the current s oftware license agreements.

Although individual members of our management team…” page 5

19.	Changes in response to the Staff’s comment have been made on page 5 of Amendment No. 1.

Selected Consolidated Financial Data, page 13

20.
The Company has not prepared audited financial statements for periods prior to the year ended December 31, 2004. Accordingly, as Regulation S-B does not require such data and given the potential liability associated with such information, the Company has decided to omit information prior to January 1, 2004.

Management’s Discussion and Analysis or Plan of Operations, page 14 Company Overview, page 14

21.
The Company believes that the confusion resulting from the disclosure cited by the Staff results from a typographical error: the reference to “Jingwei” has been modified to refer to the “Company,” indicating the Registrant’s predecessor, Neoview Holdings Inc. Additionally, the references to Neoview in the financial statements are due to the fact that at the time the Share Exchange Agreement was consummated the name of the public shell company was Neoview, while a few days after the closing of the share exchange, the company underwent a name change merger, resulting in Neoview Holdings and the Registrant being the same corporate entity. Disclosure intended to clarify this issue has been added on page 1 of Amendment No. 1.

22.	Changes in response to the Staff’s comment have been made on pages 15 and 16 of Amendment No. 1.

23.	Currently, all of the Company’s revenues are derived from operations in China. Therefore, the word “substantially” has been deleted on page 14 of Amendment No. 1.

24.	Changes in response to the Staff’s comment have been made on page 14 of Amendment No. 1.

25.
The disclosure on page 15 of Amendment No. 1 has been revised in accordance with the Staff’s comment to clarify its goal to become a leading provider of data mining services in China and the difference between the industries the Company’s clients are engaged in and the information technology industry, in which the Company is engaged.

26.	The Company has deleted references to its belief that its database “is the largest in China.”

Results of Operations, page 16

27.
As shown in Jingwei’s consolidated financial statements, information for Jingwei for the period from May 15, 2006 through June 30, 2006 does not permit meaningful trend analysis. On the other hand, we believe that the information for Shenzen Jingwei Communication Co. Ltd. prior to the application of acquisition adjustments arising from the February 2006 transaction are sufficiently comparable as to make such discussion informative to the reader.

28.
The Company has revised the disclosure appearing on pages 17 and 18 of Amendment No. 1 to delete reference to the forecasted financial results. Accordingly, we do not believe that Item 10(d) of Regulation S-B would be applicable to the disclosure contained in Amendment No. 1.

29.	Changes in response to the Staff’s comment have been made on page 16 of Amendment No. 1.

30.	Changes in response to the Staff’s comment have been made on page 17 of Amendment No. 1.

31.	Changes in response to the Staff’s comment have been made on page 20 of Amendment No. 1.

32.	Changes in response to the Staff’s comment have been made on page 20 of Amendment No. 1.

Description of Business, page 22

33.	Please see the response to comment 13 above.

34.	Changes in response to the Staff’s comment have been made on page 34 of Amendment No. 1.

35.	Changes in response to the Staff’s comment have been made on page 22 of Amendment No. 1.

36.	The disclosure on page 22 of Amendment No. 1 has been revised in accordance with the Staff’s comment to clarify the role the reseller network plays in distributing our products.

37.	Changes in response to the Staff’s comment have been made on page 32 of Amendment No. 1.

Business Overview, page 22

38.
We chose customers for identification in the Registration Statement in light of their importance to our business. While certain of these customers are important to the Company due to the level of revenues we receive from them, others are important as they represent leading companies in their respective industries. As such, the existence of that customer relationship is important to the Company as other participants in that particular industry may be attracted to the our product offerings simply due to the fact that we work with one of the leaders in their industry. We do acknowledge, however, that name recognition alone is not an appropriate criteria for disclosure.

39.	Changes in response to the Staff’s comment have been made on page 22 of Amendment No. 1.

Industry and Market Overview page 23

40.
We included statistical data relating to China’s gross domestic product in the disclosure relating to the telecom and internet markets as the tremendous growth in the GDP is driving many of the market forces that our customers are seeking to benefit from. Accordingly, such growth has a demonstrable indirect, and in fact almost direct, effect on demand for our products and services in China.

Products and Services, page 26

41.	Changes in response to the Staff’s comment have been made on page 27 of Amendment No. 1.

42.	Changes in response to the Staff’s comment have been made on page 30 of Amendment No. 1.

Business Strategies for Future Growth, page 30

43.	Changes in response to the Staff’s comment have been made on page 32 of Amendment No. 1.

44.	Changes in response to the Staff’s comment have been made on page 30 of Amendment No. 1.

45.	The Company supplementally informs the Staff that of the six locations mentioned, five have been opened to date. Changes to the MD&A have been made on page 20 of Amendment No. 1.

46.	Changes in response to the Staff’s comment have been made on page 31 of Amendment No. 1.

Customers and Markets, page 32

47.
The Company hereby supplementally advises the Staff that it does not view itself as materially dependent upon its exclusive licensing and revenue sharing agreements with China Mobile and China Unicom as it maintains ownership of the relevant s oftware and the revenues associated with these agreements do not otherwise create a dependency on such arrangements. The top five customers in 2006 by revenue are disclosed on page 32 of Amendment No. 1.

Directors and Executive officers, page 35

48.	Changes in response to the Staff’s comment have been made on page 35 of Amendment No. 1.

Certain Relationships and Related Party transactions, page 39

49.
Changes in response to the Staff’s comment have been made on page 39 of Amendment No. 1. Please note that we perform services that directly benefit the non-PRC customer of HuashiDai. In exchange, we received payment from these customers in an amount equal to the fair value of the services performed.

50.
The Registrant was subject to the reporting requirements of Section 13 of the ’34 Act for the twelve months preceding the filing of the Registration Statement and does not believe that promoter disclosure is required in the Registration Statement.

51.
Although Jingwei Communication is 90% owned by Mr. Du, due to the FIN 46 contractual arrangements, all economic benefits arising from the operations and assets of Jingwei Communication accrue to the benefit of the Registrant, albeit indirectly through Jingwei BVI. Accordingly, however, Mr. Du can not be said to have a “material interest” (within the meaning of Item 404) in any of the transactions between the Registrant and its controlled affiliate and effective subsidiary.

52.	Please see the response to comment 51 above.

53.	Changes in response to the Staff’s comment have been made on page 39 of Amendment No. 1.

54.	Changes in response to the Staff’s comment have been made on page 39 of Amendment No. 1.

55.	Changes in response to the Staff’s comment have been made on page 39 of Amendment No. 1.

Selling Stockholders, page 41

56.	The footnote disclosure to the Selling Stockholder table discloses the natural persons who have voting or dispositive power over the share to be offered for resale.

57.
Based on information available to the Company, we believe that only Morgan Stanley & Co. Incorporated and CRT Capital Group LLC are registered as broker-dealers under the ’34 Act. The Company is not aware of any disclosure requirements in Item 507 of Regulation S-B requiring the disclosure of the regulatory status of any selling securityholder, but if information regarding former shareholders is considered material to potential investors in the Company, it is willing to approach the selling securityholders for additional information in this regard. The Company is not aware of the positions of such securityholders with respect to any self-regulatory agency’s review of underwriting compensation, although it did not intend the sale of the securities to such investors to be an indirect form of underwriting compensation.

General comments for Financial Statements presented Note 1 - Corporate information and description of business, page F-7

58.
Neoview Holdings, Inc (“Neoview”) was the predecessor company to Jingwei International Limited (“Jingwei”) prior to May 17, 2007. Neoview was renamed Jingwei International Limited following the share exchange transaction on May 16, 2007 pursuant to a name change merger. This is explained in the “Our Company” section of the Summary of the revised SB-2.

On February 8, 2007, Jingwei Heng Tong (Shenzhen) Co, Ltd (“Heng Tong”) was set up as a wholly owned subsidiary of Jingwei International Investment (HK) Ltd, a wholly owned subsidiary of Jingwei BVI. On the same day, a series of contracts were signed between Heng Tong and Jingwei Communication. Based on the nature and design of the various contracts signed between the two companies, it was established that Jingwei Communication is a variable interest entity (“VIE”) and Jingwei BVI is the primary beneficiary which is in accordance with FIN (FASB Interpretation) 46 (revised December 2003) and FSP (FASB Staff Position) (6). The variable entity has been accounted for using the purchase method due to the following:

1.	There is no exchange of shares between Jingwei BVI and the shareholders of Jingwei Communication. The equity structure of Jingwei BVI and Jingwei Communication remains the same throughout.

2.
Paragraph 6 of FIN 46 (revised December 2003) indicates that “the initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity”. Prior to this date, this “VIE” does not exist. For Jingwei BVI, the VIE relationship is established on February 8, 2007 when the series of contracts were signed. Prior to February 8, 2007, the VIE relationship is non-existent and hence the financial results before that date is irrelevant as far as consolidation of the VIE’s financial statements are concerned. .

As such, in our opinion, it is not appropriate to account for the VIE in a similar manner as the May 16, 2007 transaction in which a capital transaction took place and was treated as a change in capital structure instead of a business combination. There is no change in the capital structure of Jingwei BVI and Jingwei Communication when the series of contracts were signed on February 8, 2007

Note 2 - Summary of significant accounting policies, page F-9

59.
See items 1. and 2. above in reply to comment 58 for basis of accounting for the transaction on February 8, 2007 using the purchase method.

Prior to February 8, 2007, the VIE relationship is not in existence and there is no ownership of shares (directly or indirectly) held by Jingwei BVI over Jingwei Communication on February 8, 2007. Because there is no direct ownership interest by the primary beneficiary (Jingwei BVI) in the VIE, the elimination of the equity of the VIE was attributable to minority interest. Correspondingly, the excess of net assets of Jingwei Communication over the deemed consideration was first allocated to reduce all non-current assets to zero and the remaining excess was then reflected as Minority Interests - Variable Interest Entity to reflect only the relevant assets and liabilities attributable to Jingwei BVI upon consolidation of Jingwei Communication.

*** Please see an excerpt from CCH accounting research attached as Exhibit 1 ***

Part II: Information Not Required in Prospectus, page II-1 Recent Sales of Unregistered Securities, page II-1

60.	Changes in response to the Staff’s comment have been made on page II-1 of Amendment No. 1.

61.
The disclosure regarding the investors in the offerings has been modified to describe the class of persons to whom the securities were sold, in accordance with Item 701 of Regulation S-B. The shareholders party to the Escrow Agreement are identified in Exhibit 10.3 to the Registration Statement.

62.	Summary translations of the FIN 46 contractual control agreements are being filed as exhibits to Amendment No. 1.

63.
The Company is unsure of the source of the requirement to publicly file the opinion of counsel provided at the time of the restructuring transaction as it concerns neither the validity of the securities being sold nor the tax consequences to investors. The opinion is addressed to the Company and although it is willing to assume liability regarding the characterization of the opinion in the SB-2, counsel will likely be unwilling to likewise assume an obligation to the public, absent a requirement to do so.

Undertakings

64.	Item 512(a)(4) concerns primary offerings and accordingly was not included in the Registration Statement. Please advise if this undertaking is required in a secondary offering.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated. If you have further questions please feel free to contact either Mitchell Nussbaum of Loeb & Loeb LLP at (212) 407-4159 or Norwood P. Beveridge, Jr. of Loeb & Loeb LLP at (212) 407-4970 . Thank you.

Sincerely,

/s/ Regis Kwong
Regis Kwong
Chief Executive officer
Jingwei International Limited

EXHIBIT 1

[Excerpt from CCH Accounting Research Manager]

The Consolidation Process for VIEs

3.1 Very commonly, primary reporting entities will be consolidating VIEs that are under common control with the primary beneficiary. In those circumstances, the primary beneficiary should initially measure the assets, liabilities, and noncontrolling interests in the VIE at amounts that are reflected in the financial statements of the VIE. Essentially, in these circumstances, “carrying values” are “brought forward” in the financial statements of the primary beneficiary. However, fundamental differences exist in the consolidation process for VIEs when compared to the consolidation process that is utilized for voting interest entities.

3.2 To illustrate the consolidation process for the typical circumstance where the primary beneficiary and the VIE are commonly controlled and there is no direct ownership interest for the primary beneficiary in the VIE, consider the following facts:

•	Carrying amounts of the affiliated entity (the VIE) should be consolidated into the financial statements of the primary beneficiary;

•	Intercompany transactions between or among the primary beneficiary and the VIE(s) should be eliminated; and

•	Because there is no direct ownership interest by the primary beneficiary in the VIE, the elimination of equity of the VIE (in its entirety) should be attributable to minority interest.

3.3 The consolidated balance sheet worksheet shown in Table 8 illustrates how the primary beneficiary should consolidate the financial statements of the VIE into the consolidated financial statements of the primary beneficiary and the VIE.

Table 8: Primary Beneficiary and VIE Consolidated Balance Sheet Worksheet December 31, 20X5

	Primary Beneficiary December 31, 20X5	VIE December 31, 20X5	Eliminations (see Table 10)	Consolidated Balance Sheet December 31, 20X5

Cash	$150,000	$100,000	-	$250,000

Accounts receivable	250,000	250,000	-	500,000

Receivable from VIE	200,000	-	$(200,000)[1]	-0-

Property/equipment	3,000,000	1,450,000	-	4,450,000

Goodwill	200,000	100,000	-	300,000

Other assets	200,000	100,000	-	300,000

Total assets	$4,000,000	$2,000,000	-	$5,800,000

Payables/accruals	400,000	200,000	-	600,000

Payable to PB	-	200,000	(200,000)[1]	-0-

Long-term debt	2,200,000	1,350,000	-	3,550,000

Stockholders’ equity:
Common stock	250,000	100,000	(100,000)[2]	250,000
Retained earnings	1,150,000	150,000	(150,000)[2]	1,150,000
Minority interest/ VIE	-	-	250,000 [2]	250,000

Total liabilities/ equity	$4,000,000	$2,000,000	$-0-	$5,800,000

3.4 The practice notes related to Table 8 are as follows:

•	Intercompany receivables/payables should be eliminated in their entirety.

•	Equity of the VIE must be eliminated with an offsetting credit to minority interest.

•
Under authoritative literature guidance that exists today, minority interest amounts can be reflected in the financial statements within the liability section of the balance sheet, within the equity section of the balance sheet, or as “mezzanine” amounts between liabilities and equity. Support for including minority interest in stockholders’ equity is documented in the FASB Exposure Draft, Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries. We believe, however, that prevailing practice and the likely views of the SEC staff would not include minority interest in stockholders’ equity. Accordingly, until the FASB finalizes its views on this exposure draft, SEC registrants should consider “pre-clearing” such presentation with the SEC staff.

2